DEUTSCHE INVESTMENT PORTFOLIOS-N-SAR ITEM #77H


As of February 29, 2004, the Japanese Equity Fund owned 100% of the Portfolio.

As of February 29, 2004, the Top 50 US Onshore owned 72% and the Top 50 US Offshore owned 28% of the Portfolio.